 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LEAFLY HOLDINGS, INC.
(Name of the Issuer)

LEAFLY HOLDINGS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

52178J303

(CUSIP Number of Class of Securities)

Yoko Miyashita

Chief Executive Officer

Leafly Holdings, Inc.

600 1st Avenue, Suite 330

PMB 88154

Seattle, Washington 98104-2246

 (206) 455-9504

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Alison M. Pear

Buchalter, a Professional Corporation

805 SW Broadway, Suite 1500

Portland, OR 97205

(503) 226-8636

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Schedule 13E-3”) is being filed by Leafly Holdings, Inc., a Delaware corporation (the “Company”). This Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the reverse stock split transactions described below.

At the Company’s 2025 Annual Meeting of Stockholders, held on June 11, 2025, the Company’s stockholders of record voted to approve amendments to the Company’s Second Amended and Restated Certificate of Incorporation (the “Proposed Amendments”) to effect a a reverse stock split of the outstanding shares of the Company's common stock by a ratio range of 1 for 200 to 1 for 500, with the exact ratio to be set by the Company's Board of Directors within the above range in its sole discretion (the “Reverse Stock Split”). The ratio determined by the Company’s Board of Directors will be referred to herein as the “Reverse Stock Split Ratio”. The Reverse Stock Split is structured to reduce the number of record holders of its common stock to fewer than 300, thereby enabling the Company to terminate the registration of (or “deregister”) its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Exchange Act. This will eliminate the significant expense required to comply with the reporting and related requirements of being a public reporting company and is often referred to as a “going private” transaction.  The Proposed Amendments were approved with 70,198,283 votes in favor of the Reverse Stock Split, including the Series A Preferred Stock, and 29,742,498 votes against the Reverse Stock Split, including the Series A Preferred Stock, and 979,022 votes abstaining. Subsequent to the shareholder vote, on June 11, 2025, the Company’s Board of Directors determined to effectuate the Reverse Stock Split at a Reverse Stock Split Ration of 1 for 500.

On June 11, 2025, the Company filed a certificate of amendment to the Company’s Second Amended and Restated Certificate of Incorporation with the State of Delaware to effect the Reverse Stock Split, effective as of June 20, 2025 at 12:01 a.m., whereby common shares outstanding in the amount of 500 on the effective date of the Reverse Stock Split were converted into one whole common share and, in lieu of issuing any fractional shares to shareholders owning fewer than 500 of pre-reverse stock split shares, the Company made or will make a cash payment equal to $0.28 per pre-reverse stock split share to such shareholders (the “Transaction”).  Any stockholder that held less than 500 shares of common stock at the effective time of the Reverse Stock Split were no longer stockholders of the Company and reduced the number of record holders of the common stock to fewer than 300. The Company estimates approximately $115,000 of cash will be used by the Company to cash out approximately 410,714 pre-split shares of common stock.

The Company intends to file a Form 15 with the SEC to terminate registration of the common stock under Section 12(g) of the Exchange Act, and to suspend its reporting obligations under the Exchange Act immediately after the filing hereof.

On May 9, 2025, the Company filed its definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference to the extent set forth herein and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement as incorporated. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

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Item 15. Additional Information.

(b) Not applicable.

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

The Company filed the Proposed Amendments with the Secretary of State of the State of Delaware to effect the Reverse Stock Split on June 11, 2025. The Reverse Stock Split became effective at 12:01 a.m. on June 20, 2025.

Item 16. Exhibits.

The Exhibit Index appearing after the signature page to this Schedule 13E-3 is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAFLY HOLDINGS, INC.

By:	/s/ Yoko Miyashita
Name:	Yoko Miyashita
Title:	Chief Executive Officer

Date:	June 20, 2025

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EXHIBIT INDEX

Exhibit No.		Document
16(a)	(a)	Notice of Annual Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 9, 2025).

16(a)	(a)(5)(I)

Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (incorporated by reference to such report filed with the SEC on March 31, 2025).

16(a)	(b)	Not applicable.

16(a)	(c)	Not applicable.

16(a)	(d)	Subscription Agreement, dated April 1, 2025, by and between Leafly Holdings, Inc. and Yoko Miyashita (incorporated by reference to the current report on Form 8-K filed with the SEC on April 7, 2025).

16(a)	(e)	Not applicable.

16(a)	(f)	Not applicable.

16(a)	(g)	Not applicable

16(b)	**	Filing Fee Table

** Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the SEC on April 11, 2025.

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